Exhibit 5.1
CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-161256 of our report dated March 6, 2009, relating to the consolidated financial statements of Brookfield Properties Corporation (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in the Company’s Annual Report on Form 40-F for the year ended December 31, 2008; and our report dated March 6, 2009 on the reconciliation of Canadian generally accepted accounting principles to accounting principles generally accepted in the United States appearing in the Company’s Report on Form 6-K, as filed with the Securities and Exchange Commission on August 11, 2009.

/s/ Deloitte & Touche LLP
Independent Registered Chartered Accountants
Licensed Public Accountants Toronto, Canada
August 17, 2009